OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ScreenDoor GreenHouse LLC

273 Birch Banks
Sagle, ID 83860

www.screendoor-greenhouse.com

10000 units of Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* Units of Class B Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 Units of Class B Units ($10,000)

Company	ScreenDoor GreenHouse LLC
Corporate Address	273 Birch Banks, Sagle Idaho 83860
Description of Business	Screendoor-Greenhouse's flagship product is an inexpensive quality greenhouse that easily replaces the screen in your sliding glass door, allowing you to slide your greenhouse to one side for plant access and to the other side for normal entry and exit.
Type of Security Offered	Class B Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

<u>Perks</u>

$1000+ "ScreenDoor GreenHouse - StartEngine Investor" polo.

$5,000+ I'll ship you a ScreenDoor GreenHouse product from the first production run, plus a"ScreenDoor GreenHouse - StartEngine Investor" polo.

$10,000+ Trip to the newly formed distribution center in Sandpoint, Idaho - on Pend Oreille. Plus I'll ship you a ScreenDoor GreenHouse product from the first production run, and a"ScreenDoor GreenHouse - StartEngine Investor" polo.

$1K perks will be delivered after the Target Closing Date. $5K and $10K perks will be delivered when product fulfillment commences.

<u>The 10% Bonus for StartEngine Shareholders</u>

ScreenDoor GreenHouse LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B units at $1 / unit, you will receive 10 Class B bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

COMPANY OVERVIEW: Screendoor-Greenhouse is an inexpensive quality greenhouse that easily replaces the screen in your sliding glass door, allowing you to slide your greenhouse to one side for plant access and to the other side for normal entry and exit.

CUSTOMER PROBLEM: Gardeners garden to save money, eat fresher foods, and just for fun. One-half of all produce purchased in the US is discarded. Stores and farmers mark up their products by over 20% to make up for production waste. Growing season is less than half the year in most states. Many gardeners choose to use a greenhouse to extend their growing season but greenhouses can cost thousands of dollars and are typically difficult to build. One option- lower cost greenhouses are inconvenient, as they are located outside and exposed to the rain and mud of early spring or late fall, and oftentimes cannot hold up to harsh weather.

PRODUCTS/SERVICES: Screendoor Greenhouse is a sliding-greenhouse that fits the screen-track in any standard sliding glass door. It is constructed of high quality extruded aluminum and is extremely simple to assemble and install, requiring no tools or instructions. The product is offered in white and green with standard widths of 30” and 36”.

COMPETITIVE ADVANTAGE: The patented Screendoor Greenhouse is the first and only greenhouse that uses the waste heat given off by your sliding glass door, it is also the first and only greenhouse that replaces the screen in your sliding glass door, and the first and only greenhouse that can be accessed from the comfort of your living room or kitchen. It decorates your home and helps remind you if your favorite plants need attention.

CUSTOMER TARGETS: Our target customers are the 59 million Baby Boomers and 8 million Millennials who love to garden. We also see an untapped market that includes the 37% of Americans who rent or live in assisted living and don't have access to gardening space. ScreenDoor GreenHouse solves this problem.

TARGET MARKET SIZE: The overall home-gardening market is over $6.3B in the US alone. Test advertising using Facebook, resulted in 7 cents per click with an US audience size of 67 million gardeners. The Screendoor Greenhouse business is modeled after the Topsy-Turvey upside-down tomato planter which netted over $400M in sales within the first 5 years.

LIABILITIES AND LITIGATION: None

Topsy Turvy Sales Source: Murphy, Kate. "Growing Vegetables Upside Down, www.nytimes.com/2010/05/20/garden/20tomato.html

Market Size Source: National Gardening Survey, http://gardenresearch.com/

Food Waste Source: The Guardian, https://www.theguardian.com/environment/2016/jul/13/us-food-waste-ugly-fruit-vegetables-perfect

Growing Season Source: EB Inc. https://kids.britannica.com/students/assembly/view/166204

The team

Officers and directors

Jason Giddings	Founder/CEO/Managing Member

Jason Giddings
Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC, and ScreenDoor GreenHouse LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further

increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world. Historical Positions: Giddings Product Development – Founder/CEO 2006 to present Inteliscope LLC - Founder/CEO - 2013 to present ScreenDoor GreenHouse - Founder/CEO - November 2017 to present Inventor's Association of Idaho - VP - 2015 to present

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Production Tooling Cost** Tooling for production was quoted by my factory in China. Sometimes tooling prices will change when the product design changes to address issues that are discovered along the way. I have added 20% in the budget to account for this risk.
- **Intellectual Property** ScreenDoor GreenHouse will be investing in patent protection, over and above the existing protection. This product has had a patent in the past from another individual, but the patent was allowed to lapse. On two separate occasions the original patent owner did not pay the maintenance fees for the patent. The patent was subsequently changed to "Lapsed Status" and has been in this status since 2003. It is likely impossible to revive the patent, but this could be considered a risk.
- **Sales Volumes** The sales and marketing strategy outlined in the financial projections are based on a previous company I developed. In this spreadsheet, the sales are driven by Facebook Advertising with specific performances. I have chose conservative performance models and all the ad testing we have done so far has been extremely promising but we may learn that the sales model is not accurate and sales returns are lower than expected. if that occurs we may need to do another round of fundraising at the end of the first year. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Product Function** The product has been prototyped and was found to function as intended. Production tooling and production has been thoroughly quoted. While surprises are very unlikely, there is still a risk that during the production tooling phase we will run into unforeseeable complications that cause the product to be to costly for the intended market. combination thereof.
- **Founder's Leadership** There is a risk that I could somehow become unable to manage the new business. I am very healthy and only 50 years of age but Illness, accident or even death could always derail a project like this.domain names, and

trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

- **Valuation** The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the estimated value of the limited assets such as product design, prototypes, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace.
- **Future Equity** The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
- **Future Funding Requirements** The proceeds of this offering may be insufficient to continue operating the business. The Company believes that the offering amount of $300,000 will be sufficient to fund the Company's operations in the near-term. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, then the proceeds of this offering may be insufficient for such purposes. In such event, we would likely require additional equity or debt financing and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences, and privileges senior to those of our common stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jason Giddings, 100.0% ownership, Class A Units

Classes of securities

- Class A Units: 2,000,000

Dividend Rights

Holders of Class A Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class A Units shall be management units with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in this Agreement.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class A Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

- Class B Units: 0

Dividend Rights

Holders of Class B Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class B Units shall be non-voting Units

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class B Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

- Class C Units: 0

Dividend Rights

Holders of Class C Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class C Units shall be Profits Interests which shall have the same voting rights as the Class B Units

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class C Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

What it means to be a Minority Holder

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Dilution

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-01-26.

Financial Condition

Results of Operation

ScreenDoor GreenHouse is a new company and does not have an operating history.

Overview

ScreenDoor GreenHouse designs, manufactures, and sells home and garden products. Our flagship product is a greenhouse that fits on the outer screen rails of a sliding glass door. It allows your plants to benefit from the heat from the sun that's trapped in the same way as any greenhouse would, but it also absorbs the heat energy that is normally wasted through your sliding glass door from the inside of your house.

In addition, you can slide the greenhouse to the unused side of your slider for normal entry and exit, or to the open side so that you can conveniently access your plants from inside your home.

Start-Up

The first 4 months after the company is successful in its first round of funding, will be dedicated to setting up production, fulfillment, and sales funnels. The first task will be to order the production tooling. This will require a 50% down payment to begin the process. The tooling will take about 8 weeks to construct and receive the first article parts. Once the first parts are received and inspected, testing and process fine tuning is expected to take one to two more months to be ready.

Meanwhile, several efforts will begin to prepare the marketing and fulfilment infrastructures.

- The website will be updated from its current form as an investment funnel, to a

sales funnel.
- App development for the marketing app, Frost Alert, will be started.
- Leased space for a fulfillment center will be vetted and chosen. We plant to take position and begin set-up, one month prior to the commencement of sales.
- Pre-advertising and list generation will begin.
- Once first article samples arrive we will start sending out samples and begin collaboration efforts with various home and garden publications and media sources.

When the production tooling is complete, initial inventory will be purchased. A portion if the initial order will be shipped by air freight so that sales efforts can begin as soon as possible. After the initial order all inventory will be shipped by ocean freight.

Marketing Methods

Inbound Marketing; Initially, marketing efforts will focus on direct-to-consumer sales. As such, it is imperative that we design our website sales funnel, marketing lists, and media content, to take full advantage of the most recent methods of inbound marketing. Automated email systems, search engine optimization, retargeting, and regular blog posts all help increase awareness and bolster credibility.

Frost Alert App; During the start-up phase of the company we will build a free Apple and Android app called Frost Alert. Frost Alert will notify our potential customers when their area is expecting frost. We will advertise the app on Facebook, Google AdWords, and other similar venues. This offers value in exchange for contact information since people will install the app and register to use it. This process will quickly build our marketing list and allow us to advertise directly via email and within the app itself.

Viral Marketing; We also intend to use a relatively new method of viral marketing that has proven to be extremely effective in rapidly generation of sales lists. It uses various types of locked content or contests to incentivize social sharing behavior.

DR TV Marketing; Near the end of the first year of operation, once our sales funnel is mature and the new company is prepared for more substantial growth, we intend to carefully introduce direct response television marketing. We believe this product is a perfect fit for cable news and similar viewing venues, which attract the majority of its viewers from demographics over 55 years of age.

Revenue

Initially, all orders will be direct to our website and paid for using credit card or PayPal, up-front. This is ideal since our margins will be far better and we will immediately have access to all cash derived from each sale.

Once the company begins TV direct response advertising, special effort will be put into developing advertisements that use incentives to direct buyers to the website.

Call center services will still be needed, considering the age demographic of our customer base, but the extra cost associated with processing phone-in orders should be minimized.

Eventually, it will be necessary to partner with Big-Box such as Walmart and alike, to achieve maximum sales potential. Online sales centers such as Amazon will be managed and fulfilled directly from our fulfillment center. This allows us to control pricing and receive much higher margins than allowing these distributors to stock product and depart from our MAP.
It is important to enter into sales agreements with these larger distributors carefully. The product will be produced and packaged in Dongguan China with a lead time of about 3 weeks, depending on the order size. The containers will be shipped by ocean freight to the US, or to other distribution centers around the world, as the company becomes more global. Ocean freight takes about 17 days on the water to get to the US. Pre/post processing, and customs will add a couple weeks to shipping time.

The cycle from placing the order for inventory at the factory, to shipping to the end customer may take 6 weeks. Orders must be placed in advance and many vendors will require as much as 60-day terms. This demonstrates how the cycle from inventory purchase to receipt of funds can be as long as 4 months total. Exacting care must be taken to be predict sales volumes and cash needs well in advance to insure the company does not run into cash flow problems.

Leveling Seasonal Sales Profiles

Sales peak seasons will be Spring, fall, and Christmas. The sales peak in spring and fall will be dependent largely on local weather trends starting the northern states first, moving to the southern states as cooler weather sets in.

By adjusting the advertising narrative in slower seasons to emphasize the product convenience and decorative value, rather than its use to extend the growing season, seasonal trends can be better leveled.

Financial Milestones

Milestones
Our minimum investment goal of 10,000 is intended to allow us to market our campaign to potential investors and prepare for the next lager phase of fundraising. If our current maximum of $107,000 is achieved, we intend to purchase production tooling and prepare for mass production. As we transition into the next phase of of funding (after the first $107,000) we plan to raise another $200,000 which is intended to fund the company's activities for the first full year of operation. If more is raised we will more aggressively market the product to steepen the sales ramp. The overarching goal for this first year is to become self-sustaining. To achieve this, the company will need to traverse the following path of key milestones:

- **First Quarter of operation (After Funding)**
    - Construct tooling for production

- Develop Frost Alert app
    - Update website for sales
    - Get first article parts
    - Develop media content
    - Pre-sales advertising for list generation
    - Sample distribution for media
    - Acquire leased space
    - Set up fulfilment lines
    - Develop employee handbook and other requirements
    - Select and orient key personnel
    - Bring in first inventory
- **Second Quarter**
    - Start fulfilling!
    - Develop trade show plan
    - Fine tune production and fulfilment processes
    - Develop TV spots
- **Third Quarter**
    - TV spot A/B testing
    - Set-up call center relationship
    - Ramp up for Christmas sales
- **Fourth Quarter**
    - Increase advertising for Christmas season
    - Increase manpower as required
    - Run limited TV spots as cash permits

Funding Schedule
Initial growth during the first year depends a lot on how long it takes to meet the funding goals. The financial projections are based on a tooling kick-off in early January but realistically, the fundraising process may take a few months or more to reach the goals. The best opportunity to place effective and efficient ads, will be early spring since this the time folks will be contending with frost, but more importantly there is a tremendous planting rush and gardening will be at the top of everyone's mind.

It is our goal to have funding in place in time to take advantage of this marketing opportunity. That means it may be necessary to close the fundraising round incrementally to allow immediate use of funds.

Company Growth Expectations
US Sales; Our first year is planned exclusively around marketing to the US markets. Some sales will occur in countries outside the US, organically. There is nothing keeping us from fulfilling orders abroad, but we won't actively be soliciting for these sales.

Our budget projections show that the company will burn through most of the intended $300,000 equity raise by month 4 after successful funding. We expect to be able to sell 1100 units in the first sales month (month five after the secondary fund raise). This will require a massive marketing effort in the months proceeding the product release. We expect growth in moths 5 and 6 but stagnation in months 7 and 8. This is due to normal sales cycles for this sort of product. By month 9 we expect to be profitable. (our cash on hand is expected to exceed the initial investment)

Sales Outside the US; Our research has shown that this product may have better traction in European countries due to their slightly more progressive lifestyle. After the first year of sales in the US we intend to set up sales channels in Europe. This will require shipping product directly from the manufacturing facility in Dongguan, China, to a fulfillment partner in central Europe, possibly Germany or Switzerland. This will serve as a central distribution center and should be able to service the whole of Europe and many surrounding countries

Exit Strategy

Our primary exit strategy is to build the company value in the first 4-5 years and then find an acquisition partner. Our budget projections show an attainable and conservative path to a valuation of $40 Million by the beginning of year 5.

Liquidity and Capital Resources

Planned Funding Path:

Screendoor Greenhouse is a new company and has no cash or liquid assets and is currently not receiving revenue from sales. Our initial fundraising maximum goal of $107,000 will not be sufficient to bring the company to a point of sustaining itself. It would allow the company to purchase tooling and prepare for future rounds, over the first three months but according to our financial model we expect that the company would require a total of $300,000 to operate for one year and become self sufficient, including the cost of fundraising.

This will require us to raise the proceeds in a phased approach, where a small portion of the proceeds from the first phase will pay for the preparation of the transition to the second fundraising phase, which has more stringent SEC filing requirements.

Alternative funding options:

Assets are being accumulated and there is currently no debt. After the first phase of fundraising the company will likely have tooling complete and posses sufficient assets to qualify for other types of capital influx.

Accelerator Loan: One possible option is to procure a loan of up to $250,000 from the local Ignite Northwest Incubator. I am a graduate and, as such, may qualify for this favored program.

Bank Loan: Although it is not preferred and will be avoided, a small business loan based on assets might allow the company to reach its goals without being fully funded, and lines of credit could be used for short term inventory needs. It would be far better for the company to avoid being saddled with debt by taking on more investment from existing or new investors.

Reward Based Crowdfunding: Once the tooling has been purchased the company would be in a very good position to have a campaign on KickStarter or Indiegogo. Reward Based Crowdfunding can not only provide needed cash, but it also acts as a marketing arm and serves to test and fine tune our marketing message.

Download our Financial Model here

Indebtedness

ScreenDoor GreenHouse has no debt.

Recent offerings of securities

None

Valuation

$2,000,000.00

The value of the company is a relatively small $2 million, since the company has just started. It was not established using a formal appraisal, but with what we believe to be the fair market value, based on the estimated value of the limited assets such as product design, prototypes, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace. During the financial planning efforts, we established two strategies dependent upon the amount collected in the equity raise. A minimum raise of $250K providing the basic financial foundation to get the company to a profitable level over the first year of runway, and a maximum raise of $1 million providing a much more aggressive path for growth over the first year. The valuation of $2 million and the price of the units allows a maximum raise of $1 million without over diluting the company and allows room for certain valuation perks for early investors and investors that make large investments. As investments come in, the company value will ratchet up by the amount raised. Once the company becomes profitable, more formal valuations based on sales, momentum, IP, equity, and debt will be conducted.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6%	$600	$7000

total fee)		
Net Proceeds	$9,400	$100,000
Use of Net Proceeds:		
R& D & Production	$0	$80,000
Marketing	$5,000	$10,000
Working Capital	$4,400	$10,000
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. The minimum raise is set to $10,000 so that the company can get started right away and begin withdrawing funds early in the raise. This will allow the business work to begin early and it will allow a better chance of a successful raise since a portion of the funds can be used for marketing the raise. Although the current offering maximum raise is $107,000, the financial model will require a total of $300,000 for the first full year of operation and is expected to be self sustaining after that point. According to SEC rules for crowdfunding ScreenDoor Greenhouse will need to go through a CPA review prior to raising over $107,000. We plan to start this process prior to the transition into the increased offering size.

For the first $10,000 of the fund-raise we expect to spend $5,000 on marketing intended get the word out, since Regulation Crowdfunding does allow advertising of offerings. This marketing effort will consist mostly of Facebook advertising which has been found to give the best bang for the buck. We expect that this will optimize our raise throughout the 3-month offering duration. We will use the remaining funds for operating costs including the CPA Review process.

If the maximum amount $107,000 is achieved, $80,000 will be used to construct the needed production tooling that includes injection molds, aluminum extrusion dies and various other tools required for mass production. The remainder will be used for marketing and working capital as described above.

After this initial offering, we intend to transition into a larger raise to secure funding for the entirety of the first year of operation.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event have been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.screendoor-greenhouse.com/annual in the section labeled Annual report followed by the report year. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ScreenDoor GreenHouse LLC

[See attached]

I, Jason Giddings, the CEO of ScreenDoor GreenHouse LLC, hereby certify that the financial statements of ScreenDoor GreenHouse LLC and notes thereto for the periods ending 2016 and 2017 included in this Form C offering statement are true and complete in all material respects.

ScreenDoor GreenHouse LLC was not in existence for the previous tax year federal and does not have income tax returns for any previous years.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22 January 2018

_________________________ (Signature)

Founder/CEO (Title)

22 January 2018 (Date)

ScreenDoor GreenHouse

ScreenDoor GreenHouse LLC

Unaudited Financial Statement for Year Ending January 27, 2018

ScreenDoor GreenHouse

Index to Financial Statement

(unaudited)

Balance Sheet

Year End December 2017 (current as of 27 January 2018)

	FY-[2016]	FY-[2017]
Current Assets		
Cash	0	0
Inventories	0	0
Accounts receivable	0	0
Pre-paid expenses	0	0
Other	0	0
Total	0	0
Fixed Assets		
Property and equipment	0	0
Website	0	0
Prototype/Product Design	0	0
Less accumulated depreciation (Negative Value)	(0)	(0)
Total	0	0
Other Assets		
Charity		
Total	0	0
Total Assets	0	0
Current Liabilities		
Accounts payable	0	0
Accrued wages	0	0
Accrued compensation	0	0
Income taxes payable	0	0
Unearned revenue	0	0
Other	0	0
Total	00	0
Long-term Liabilities		
Mortgage payable	0	0
Total	0	0
Owner Equity		
Investment capital		0
Accumulated retained earnings		
Total	0	0
Total Liabilities & Stockholder Equity	0	0

NOTE 1 – NATURE OF OPERATIONS

ScreenDoor GreenHouse was formed on January 27, 2018 in the State of Idaho. The balance sheet of ScreenDoor GreenHouse (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sagle, Idaho.

ScreenDoor GreenHouse is an inexpensive quality greenhouse that easily replaces the screen in your sliding glass door, allowing you to slide your greenhouse to one side for plant access and to the other side for normal entry and exit. It is the first and only greenhouse that uses the waste heat given off by your sliding glass door, the first and only greenhouse that replaces the screen in your sliding glass door, and the first and only greenhouse that can be accessed from the comfort of your living room or kitchen. It decorates your home and helps remind you if your favorite plants need attention.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ScreenDoor GreenHouse product sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

*LLC Units*Jason Giddings is the founder and majority owner of SDGH. The operating agreement governing SDGH provides for 2,000,000 units to be vested in him as Class A. Any units sold under the CrowdFunding regulations will be contained in Class B, which is a non-voting class. Disclosures and other information related to ownership of Class B Units are set forth in the operating agreement and subscription agreement that potential buyers of Class B Units are required to review and execute.

5 – SUBSEQUENT EVENTS

There have been no new contracts or monies raised since inception.

The Company has evaluated subsequent events that occurred after 19 January 2018 through [DATE OF SEC FILING]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ScreenDoor GreenHouse is pending **StartEngine Approval.**

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

ScreenDoor GreenHouse

Gardening for Your Living Room

Small OPO · Sagle, ID · Consumer Products
Accepting International Investment


Frost Alert
ALERT:
Low Tonight
31
PROTOTYPE

Replace the screen in your sliding glass door with a sliding greenhouse

Invest in ScreenDoor GreenHouse

ScreenDoor GreenHouse is an inexpensive greenhouse that easily replaces the screen on your sliding glass door.

The cool part is: you can slide your greenhouse to the side and use the sliding glass door normally or move the greenhouse to the open side and access all your favorite plants from the comfort of your home.

ScreenDoor GreenHouse:

- Replaces the screen in your sliding glass door.
- Can be accessed from the comfort of your living room.


PROTOTYPE


PROTOTYPE

- Decorates your home and reminds you if your plants need attention.


Basil
Rosemary
Chives
Sage
Thyme
Parsley
Mint
Oregano

Make use of your wasted energy. One can only grow plants in their garden without frost for half the year in most states. With ScreenDoor GreenHouse, you can extend both the beginning and the end of your growing season beyond those of regular greenhouses, using wasted energy from your slider.

Stay comfortable inside your home. During the spring and fall, one thing you can count on is rain and mud. With ScreenDoor GreenHouse, you can access your favorite produce without even putting on your shoes.

Cook with the freshest ingredients. If you like healthy and organic foods, your produce is only steps away from where you cook.

Increase your growing space. One-third of households don't have space for an outdoor garden at all. With ScreenDoor GreenHouse, anyone with a sliding glass door can have a garden. Also, with it decorating your home, you will never forget to tend to your favorite plants.

Installs in a snap. ScreenDoor GreenHouse assembles in minutes. Just align the like numbers, and snap it together. There's no need for instructions, and no tools are required to put it together. The heavy duty extruded aluminum and UV-stabilized materials will last for years to come.

Fits all standard sliding glass doors. Most sliding glass doors have a standard vertical opening. ScreenDoor Greenhouse is completely adjustable and will fit any standard vertical opening. It also comes in two standard sizes: 30" wide and 36" wide.




Frost Alert
ALERT:
Low Tonight
31°

Who are our US customers?

- 59 Million Baby Boomers
- 8 Million Millennials
- And... a **new untapped market** consisting of 38% of Americans who love to garden but rent or live in assisted living and don't have gardening space.

Market Size Source: National Gardening Survey

How do we reach our customers?

We plan to create a free app called "Frost Alert". Frost Alert will notify our potential customers when their area is expecting frost. This offers value in exchange for contact information since people will install the app and register to use it. This process will quickly build our marketing list and allow us to advertise directly via email and within the app itself. I have done this with another company and had tremendous results.

Initially we will start marketing with standard online methods. Advertising on Facebook, Google AdWords, and various other venues will offer a predictable way to grow this new company.

ScreenDoor GreenHouse has a fantastic initial customer impact. In test advertising using Facebook, we were able to get costs-per-click at an unheard-of seven cents with audience sizes of 59 million gardeners, just for ages above 55 and only in the US.



As the ScreenDoor GreenHouse company grows, we intend to transition into a direct response TV marketing model fashioned after the Topsy Turvy upside-down tomato planter. This is a similar product in a similar space. As a two-time owner of the The Topsy Turvy and an engineer, I can tell you it was a poorly designed product that did not perform as advertised. Yet it sold $400 million within the first five years.

ScreenDoor GreenHouse is a high quality product with similar impact, in the same space.

Topsy Turvy Sales Source: NYT "Growing Vegitables Upside Down"


ScreenDoor
GreenHouse

Who am I?

My name is Jason Giddings. I am an aerospace engineer, and I have spent the last 22 years of my life designing and manufacturing product ideas for other people and businesses. I have started and currently own two successful businesses... **Giddings Product Development** and **Inteliscope.**

I designed the ScreenDoor GreenHouse simply because I want one, and I figured other folks may want one, too.

My wife, daughter, and I live in Idaho. We have a fairly short growing season here. I didn't want to spend thousands of dollars to build a full greenhouse, and I really don't have the space for it. It occurred to me that our house has two sliding glass doors that get excellent sunlight. As an engineer and serial-entrepreneur I couldn't resist and started brainstorming ideas. ***The ScreenDoor GreenHouse is my solution!***

ScreenDoor GreenHouse: *Dedicated to Gardening the Freshest Foods in the Convenience of your Home.*

Prototype 3D Printing Timelapse



What We Have Accomplished So Far

During the last six months I have ***obsessed*** over the ScreenDoor GreenHouse business idea. As the Vice President of Inventors Association of Idaho, one thing I have learned over the years is not to become too enamored with a product idea. We call it the ***Ugly Baby Syndrome***. To us, an ugly baby is an invention only a mother could love. You tell your friends and family about it, and their eyes glaze over. They may tell you "great Idea", but you know by their expression they are thinking "that's one ugly baby". The following accomplishments have convinced me that ScreenDoor GreenHouse has real potential and is not just another *ugly baby*.


IGNITE
NORTHWEST

Ignite Accelerator

I have dedicated the last several months to developing the ScreenDoor GreenHouse business model by using it as a case study in an Ignite Northwest Accelerator Program. Using this class and speaking with numerous expert instructors in a variety of fields has given me strong confidence in the business idea. As part of the class, I thoroughly examined the following aspects specific to ScreenDoor GreenHouse:

- Value Proposition
- Intellectual Property
- Marketing Tactics
- Revenue Models
- Team/Leadership Development
- Growth Financing Options
- Product-Market Fit
- Market Planning and Strategy
- Go-To-Market Strategies
- Financial Reporting
- Legal



John Overby, Ignite Nortwest

Peer Confidence

"Working as Jason's CEO Accelerator Coach enabled me to learn his many talents and of his successful business background. He has designed several successful products and businesses in his career, and we are sure the ScreenDoor GreenHouse will be just his latest success story. He was the most outstanding CEO in our 5th cohort. He is a pleasure to work with and was a valuable contributor to others in his class. Jason is a natural leader and has launched other successful products. He has also assembled around himself a team of complimentary advisers to help him make ScreenDoor GreenHouse a successful new venture." ***- John Overby, Ignite Northwest***



Design

The ScreenDoor GreenHouse was designed to be a high-quality product that would last our customers for years to come. It was also designed to be low cost and take a very small shelf space in retail stores. This is a hugely important detail, as big-box stores such as Walmart and Home Depot oftentimes use shelf space as a part of the measure of a product's sales performance. By designing ScreenDoor Greenhouse to be modular, much of the impact of cost due to shelf space (and shipping and handling) can be minimized.

The main structural components are extruded aluminum. The aluminum is extruded through a custom extrusion die into long sticks and then heat treated to increase the strength and hardness. The sticks are hung on conveyors that carry them through tall powder coating booths and into curing ovens that bring the powder paint to its full strength. The plastic parts including the connection parts, the mounting hardware, and shelves will be injection molded using glass-filled composite plastics for strength.

The outer cover will be made from clear vinyl with stitched seams and stitched connecting bungee rope.


MakerBot Replicator Z18

Prototype

All the product images shown here were taken using the prototype I constructed using my large-format (12" X 12" X 18") 3D printer. Although 3D-printed prototypes don't make parts exactly like production, a lot can be learned in a short time using this relatively new consumer-level prototyping, which comes at a fraction of the cost of other prototyping methods.

One of my biggest goals was to design the ScreenDoor GreenHouse so that it can be easily assembled without tools and even without instructions. One thing I learned from the prototype is that the heavy-duty clear vinyl that covers the outside of the product was difficult to install. By changing the design to use more modern techniques, such as stitched-in stretch-cord to attach it, I was able to provide a simple solution allowing easy assembly.

Similarly, the prototype taught me that the original design was difficult to install onto the sliding-glass-door frame. The vertical opening of these door frames can vary from frame to frame. My original design used flexible guide wheels to compensate, but felt cheap and didn't function well. New adjustable brackets were developed instead.


ScreenDoor GreenHouse
Gardening for your Living Room
Replace the screen in your sliding glass door with a sliding greenhouse!
INVESTORS

Website

A good website is certainly one of the most important aspects of a new company. With ScreenDoor GreenHouse, it's particularly important since, initially, nearly all sales will go through the web funnel.

I designed **the current site** in order to provide information to potential investors, but once the investment round is complete and we start gearing up for sales, I will transition the site to an eCommerce site.

The site will be upgraded with shipping and purchasing tools to accept various forms of payment such as credit cards and PayPal, while paying particular attention to inbound marketing methods and search engine optimization. Contact lists will be created and managed through this portal, and Constant Contact or Mail Chimp will be used for management.

Financial Projections

	Forecast	Forecast	Forecast	Forecast
	2018	2019	2020	2021
Income Statement	Total	Total	Total	Total
Revenues	$ 4,300,632	$ 11,925,000	$ 15,502,500	$ 19,378,125
Cost of Goods Sold	$ 1,104,000	$ 2,920,000	$ 3,900,000	$ 4,875,000
Margin	$ 3,196,632	$ 9,005,000	$ 11,602,500	$ 14,503,125
%	74%	76%	75%	75%
Expenses	$ 2,029,031	$ 2,811,944	$ 3,514,930	$ 4,393,662
EBITDA	$ 1,167,601	$ 6,193,056	$ 8,087,570	$ 10,109,463



Here are some important considerations regarding the financial summary above:

- **The first year has disproportionately small revenue.** Nearly half of the first year is spent building the tools and fulfillment center required to start selling. No sales will occur for the first 4-6 months.
- **Cost of Goods seems small.** I agree, it does seem small, but it is actually based on $40 per unit landed. The quote I have from the supplier is actually just under $30. I added $10 each, just to be safe.
- **Margins seems a bit too high.** During the startup phase, all sales are funneled through the website. Web sales have really nice margins. Even in the second year, when we start advertising using TV direct response, we will be actively pushing sales to our website. Eventually we will need to take larger volume orders from distributors and our margins will reflect that.

Please see our Offering Document below for a full financial model.

Terms of the Investment

- **Target Offering Amount:** This offering is for up to $107,000 in total investment.
- **Minimum Raise:** The minimum total investment for the closing of escrow and the purchase of Units is $10,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.
- **Investors:** Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Reg CF offering.
- **Instrument:** The investment instrument is non-voting Class B Limited Liability Interest ("Units").
- **Price per Unit:** $1.00.
- **Number of Shares:** Up to 107,000 Class B Units are being offered.
- **Minimum Investment:** $100 per investor (100 Units).
- When you invest you are betting the company's future value will exceed $2.1M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Perks*

$1K

- "ScreenDoor GreenHouse - StartEngine Investor" Polo

$5K

- ScreenDoor GreenHouse product from the first production run
- "ScreenDoor GreenHouse - StartEngine Investor" Polo

$10K

- Trip to the newly formed distribution center in Sandpoint, Idaho, on Lake Pend Oreille
- ScreenDoor GreenHouse product from the first production run
- "ScreenDoor GreenHouse - StartEngine Investor" Polo

**$1K perks will be delivered after the Target Closing Date. $5K and $10K perks will be delivered when product fulfillment commences.*

I hope I have managed to convey my passion for the ScreenDoor GreenHouse project. Your Investment is key to the success of this new business and will pay for the tooling and infrastructure required for us to begin operation. ***Please take a minute to invest.***

May 2017



ScreenDoor GreenHouse Is Born

After devising the idea, I did a rough patent search and began designing the product.

August 2017

IGNITE NORTHWEST

First Day of the Accelerator

I knew I was on to something, so I decided to use the ScreenDoor Greenhouse as a case study for the Ignite Northwest accelerator program.

October 2017



Prototype Finished

It took several weeks to print, assemble and paint all the parts.

December 2017



Website Finished

Check it out at www.screendoor-greenhouse.com!

January 2018

ScreenDoor GreenHouse

Owner of a New Business!

ScreenDoor GreenHouse becomes a company after filing with the Secretary of State.

February 2018

StartEngine Kick-off

Our crowdfunding raise begins with investors like you!

Late Winter 2018



Work Begins

This marks the beginning. Once the funds are transferred, tooling production, along with a flurry of other activity, will begin. (ANTICIPATED)

Meet the Founder


ScreenDoor
GreenHouse

Jason Giddings

Founder/CEO/Managing Member

Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC, and ScreenDoor GreenHouse LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world. Historical Positions: Giddings Product Development – Founder/CEO 2006 to present Inteliscope LLC - Founder/CEO - 2013 to present ScreenDoor GreenHouse - Founder/CEO - November 2017 to present Inventor's Association of Idaho - VP - 2015 to present

And the Rest of the Team



David Rogers

Digital Marketing

An entrepreneur with extensive experience in product marketing, business development, contract manufacturing, and building customer solutions. Proficient in engaging the customer at all levels of an organization. Strategic leader adept in organizing teams, developing efficient channels of communication, and building businesses. Thrives on developing people and processes.



Bill Hertzberg

Direct Response Marketing

Bill specializes in facilitating the development and placement of patented product properties. Under the label WILLIAM HERTZBERG INTELLECTUAL PROPERTY DEVELOPMENT CONSULTANCY (IPD), he offer consulting services in the fields of product commercialization, ideation, productization, market research, and alliance partnership development. IPD Consultancy develops intellectual property assets and researches applicable markets in an effort to understand and validate the highest and best means of applying new tools to commercial challenges. IPD identifies operating companies within targeted markets that can gain from client innovation, and leveraging the intellectual property's commercial value, IPD facilitates placement of the IP assets through patent licensing agreement and alliance partnership.



Paul Slowey

Investment Advisor

PhD Organic Chemist, Former CEO of a Public Company in the cancer diagnostics area, focussed on development, manufacture and commercialization of saliva (oral fluid) based diagnostic tools for disease detection, stress management, drugs of abuse, TB, breast cancer, diabetes, celiac disease and others, with global application. Specialties: Marketing, Business Development, Sales, Licensing, Strategic Partnering, Corporate Management, Entrepreneurship, Device Design, International Distribution.



John Overby

Incubator Coach

John's passion has always been to help the Greater Spokane region develop its technology based companies to create job opportunities and economic growth in the area. John has valuable expertise from creating successful back to back INC 500 companies and Directing Client Services at Sirti. John also founded or co-founded three companies, all of which were among the fastest growing companies in America under his leadership and were successfully sold. John received a BSEE degree from the University of Idaho.

Offering Summary

Maximum 107,000* Units of Class B Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 Units of Class B Units ($10,000)

Company	ScreenDoor GreenHouse LLC
Corporate Address	273 Birch Banks, Sagle Idaho 83860
Description of Business	Screendoor-Greenhouse's flagship product is an inexpensive quality greenhouse that easily replaces the screen in your sliding glass door, allowing you to slide your greenhouse to one side for plant access and to the other side for normal entry and exit.
Type of Security Offered	Class B Units
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

Perks

$1000+ "ScreenDoor GreenHouse - StartEngine Investor" polo.

$5,000+ I'll ship you a ScreenDoor GreenHouse product from the first production run, plus a"ScreenDoor GreenHouse - StartEngine Investor" polo.

$10,000+ Trip to the newly formed distribution center in Sandpoint, Idaho - on Pend Oreille. Plus I'll ship you a ScreenDoor GreenHouse product from the first production run, and a"ScreenDoor GreenHouse - StartEngine Investor" polo.

$1K perks will be delivered after the Target Closing Date. $5K and $10K perks will be delivered when product fulfillment commences.

The 10% Bonus for StartEngine Shareholders

ScreenDoor GreenHouse LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B units at $1 / unit, you will receive 10 Class B bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ScreenDoor GreenHouse to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

I'm Jason Giddings.

I'm here to introduce you to ScreenDoor GreenHouse.

The ScrenDoor GreenHouse replaces the screen in your sliding glass door , with a sliding greenhouse.

The cool part is; you can use your slider normally or you can slide your greenhouse over, to access your plants from the comfort of your own home.

The ScreenDoor GreenHouse is the only greenhouse that replaces the screen in your slider.

It's the only greenhouse that you can access from the comfort of your own home.

And its the only greenhouse that uses the wasted heat energy given of through your sliding glass door.

It's a super convenient way to get more out of your growing season and increase your plant space, plus it's fun and looks great!

The prototype you see here was made using a large 3D printer.

The production version will be made from extruded aluminum and composite reinforced plastics.

It will take about 40 days to make the mold, and a couple more weeks to prepare for production.

Thank you for checking out ScreenDoor GreenHouse.

Please take a minute and spread the word with as many people as you can think of.

Video 2

This video shows a time lapse of three parts from the ScreenDoor GreenHouse being 3D printed. There is no dialog or text in the video.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Operating Agreement and Financial Statements

January 26, 2018

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

SCREENDOOR GREENHOUSE LLC

A MULTI-MEMBER, MANAGER-MANAGED IDAHO LIMITED LIABILITY COMPANY

Dated as of 26 January, 2018

THE UNITS IN THE COMPANY DESCRIBED IN THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. CLASS B OF THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

SCREENDOOR GREENHOUSE LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of SCREENDOOR GREENHOUSE LLC, an Idaho limited liability company (the "Company"), is dated effective as of 26 January, 2018, is entered into by and among the Company and those persons that have executed this Agreement as a member of the Company as identified on the schedule of Members attached hereto as EXHIBIT A as amended from time to time, or who have become members by virtue of a subscription agreement accepted by Company under the crowdfunding laws of the United States ("CrowdFunding Laws") and recorded using a crowdfunding portal authorized under such laws, as amended from time to time (each, a "Member," and collectively the "Members"). With respect to any CrowdFunding Member, the subscription agreement applicable to such CrowdFunding Member shall be deemed incorporated into this Agreement in full, and to the extent of any conflict, the conflicting terms of the applicable subscription agreement shall control.

RECITALS

A. Pursuant to the filing of the Certificate of Organization of the Company with the office of the Idaho Secretary of State, the Company was formed as a limited liability company in accordance with the laws of the State of Idaho, codified in Title 30, Chapters 21 and 25, Idaho Code, as the same may be amended from time to time (the "Act"); and

B. The Members desire to enter into a written limited liability company agreement for the purpose of governing the affairs of the Company and the conduct of its business.

C. The foregoing recitals are an integral part of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:

ARTICLE I
DEFINED TERMS

The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this ARTICLE I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

"Affiliate" means, when used with reference to any Person, (i) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, or owns greater than fifty percent (50%) of the voting power in the specified Person (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or the manager or managers of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of fifty percent (50%) or more of the equity interests in the specified Person); and (ii) a spouse, parent, sibling or issue of such Person.

"Agreement" means this Limited Liability Company Operating Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

"Bankruptcy" of a Person shall be deemed to have occurred when (i) the Person commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) the Person is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Person, (iii) the Person executes and delivers a general assignment for the benefit of the Person's creditors, (iv) the Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in any proceeding of the nature described in clause (ii) above, (v) the Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Person or for all or any substantial part of the Person's property, (vi) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within ninety (90) days after the commencement thereof, (vii) the appointment without the Person's consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment, (viii) an appointment referred to in clause (vii) is not vacated within ninety (90) days after the expiration of any such stay or (ix) the Person admits in writing its inability to pay its debts generally as they become due or admits that it is otherwise insolvent.

"Board of Managers" or "Managers" has the meaning set forth in SECTION 6.1(a) hereof.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Idaho.

"Capital Account" has the meaning given in SECTION 3.1(b).

"Certificate of Organization" means the Certificate of Organization of the Company filed with the Office of the Secretary of State of Idaho, as amended from time to time in accordance with the terms hereof and the Act.

"Class A Unit" has the meaning set forth in SECTION 3.3.

"Class B Unit" has the meaning set forth in SECTION 3.3.

"Class C Unit" has the meaning set forth in SECTION 3.3. Class C Units are authorized but shall not be active until authorized by action of the Board of Managers.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted.

"Company" means ScreenDoor GreenHouse LLC the Idaho limited liability company formed under the Act and governed by the terms of this Agreement.

"Company Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

"Convertible Securities" means options, warrants or other rights to purchase or acquire Units.

"CrowdFunding Member" shall mean a Member who acquires his or her interest in the Company through the CrowdFunding Laws.

"Deceased Member" means a Member who is deceased and his or her Affiliates who are Members of the Company and its Affiliates who are Members of the Company.

"Disassociation" means that such Member is no longer an employee of the Company, providing services to the Company as an independent contractor or consultant or actively involved in the management of the Company (including as a Manager) for any reason, including, without limitation, the disability of such Person. For purposes of this definition, the word "disability" shall mean that a Person is unable to perform his or her duties to the Company, as determined by the Board of Managers, in its sole discretion, as the result of physical or mental impairment for an aggregate of 180 days in any period of 270 consecutive days.

"Disassociating Member" means any Member who suffers a Disassociation from the Company and any Permitted Transferees who have acquired any Units from such Member.

"Disposition" means and includes, but is not limited to, disposition by sale, delivery, assignment, gift, exchange, Transfer, distribution by an executor, administrator, or personal representative, encumbrance or pledge.

"Eligible Holder" has the meaning given in SECTION 3.4(b).

"Excluded Securities" means:

(i) Units or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Managers;

(ii) Units actually issued upon the exercise of Convertible Securities;

(iii) Units or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Managers;

(iv) Units or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Managers;

(v) Units or Convertible Securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Managers;

(vi) Units or Convertible Securities issued in connection with collaboration, technology license, development, marketing or other similar agreements or strategic partnerships approved by the Board of Managers; or

(vii) Units or Convertible Securities issued in connection with any split up, recombination, recapitalization or consolidation of outstanding Units or Convertible Securities.

"Fiscal Year" has the meaning given in SECTION 4.5.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers as of the following times: (i) the acquisition of an additional interest by any new or existing member, other than a CrowdFunding Member, in exchange for more than a *de minimis* capital contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for such Member's entire interest in the Company, except in connection with any CrowdFunding perks; (iii) the grant of a more than *de minimis* interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member, (iv) any other issuance of a Profits Interest and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company asset distributed to any member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), SECTIONS 3.1(c) and 4.2 hereof and subparagraph (g) under the definition of Net Income and Net Losses hereunder; provided however, that Gross Asset values shall not be adjusted pursuant to this definition to the extent the Board of Managers reasonably determines that an adjustment pursuant to subparagraph (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a), (b) or (d) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Indemnitee" means (i) the Company's Board of Managers, officers, and employees, and (ii) any other Persons (including Affiliates of the Board of Managers or the Company) as the Board of Managers may designate from time to time, in its sole and absolute discretion.

"Interest" means a limited liability company interest in the Company and includes any and all benefits to which the holder of such a limited liability company interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. The Interest of each Member shall be expressed as a number of Units. When the context so requires, Interests may be expressed as a percentage, in which case they shall be calculated to the nearest ten thousandth of one percent (0.0001%), with amounts equal to or greater than 0.00005% being rounded up to the next ten thousandth of one percent (1%), and with amounts less than 0.00005% being rounded down to the next ten thousandth of one percent. The combined Interests of all holders of Units shall at all times equal one hundred percent (100%).

"Involuntary Transfer" means the following: (i) Bankruptcy of a Member; (ii) the appointment of a receiver or trustee of the property of a Member by reason of said Member's insolvency or inability to pay debts; (iii) the assignment for the benefit of creditors of any portion of a Member's Units in the Company; (iv) the Disposition of all or any portion of a Member's Units pursuant to a divorce decree, divorce settlement agreement, child support decree, child support settlement agreement, or any other martial dissolution proceeding; and/or (v) any taking of all or any portion of a Member's Units pursuant to any judgment, order, writ, execution, levy, foreclosure, attachment, garnishment, or any other legal process.

"Liquidating Event(s)" means those events described in SECTION 10.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means that Person (either the Board of Managers or, in the event there is no remaining Manager, any Person elected by the Members owning a majority-in-interest of the total Interests) described in SECTION 10.3 hereof responsible for overseeing the winding up and dissolution of the Company.

"Member" means each Person executing this Agreement and any other Person who properly acquires one or more Unit(s) in the Company and is admitted as a Member in accordance with the terms of this Agreement or in accordance with the CrowdFunding Laws.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Section 1.704-2(i)(1).

"Net Income" and "Net Losses" mean, for each Fiscal Year, an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(a) any items of income, gain, loss and deduction allocated to Members pursuant to SECTION 4.2 hereof shall not be taken into account in computing Net Income or Net Losses for purposes of this Agreement;

(b) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Income and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income and Net Losses;

(e) gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(f) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Fiscal Year; and

(g) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Losses.

"New Securities" means, collectively, equity securities of the Company, other than those currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities, but shall not include Excluded Securities.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Obligated Member" means a Member who has made a commitment to make continuing contributions to the success of the Company by providing management, business development, professional, software programming or other services to the Company in exchange for certain Units without any compensation other than the vesting of such Units as well as any distributions from the Company in relation to such Units. EXHIBIT A provides the following information with respect to each Obligated Member: (a) the name of the Obligated Member; (b) the number and class of Unvested Units that are granted to the Obligated Member subject to repurchase; and (c) the vesting schedule pursuant to which the Unvested are converted to Vested Units.

"Offering Member" means a Member whose Units are offered for sale to the Remaining Members and/or the Company pursuant to the terms of this Agreement.

"Permitted Transferee" has the meaning given in SECTION 8.2(b).

"Permitted Transfers" has the meaning given in SECTION 8.2.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust, or other entity.

"Profits Interest" means an Interest with an interest only in the future Net Income and Net Losses from and after the date of issue of the Profits Interest (including appreciation accruing after the date of issuance of a Profits Interest by the Company), and having no initial Capital Account. An Interest may be designated as a Profits Interest at the time of issuance, either by designation on EXHIBIT A to this Agreement or in any other agreement, certificate or document evidencing the issuance of such Interest or the Units representing such Interest. All Class C Units shall be Profits Interests.

"Pro Rata Percentage" of a Member means the percentage of all outstanding Units owned by the Member.

"Prime Rate" means the prime rate of interest as published in the "Money Rates" Section of the Wall Street Journal, Midwest Edition, and as it changes from time to time.

"Purchase Option Event" means the occurrence of an Involuntary Transfer.

"Remaining Member" means a Member who owns Class A Units who is not an Offering Member.

"Reorganization Event" means (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Units of the Company are converted into or exchanged for the right to receive cash, securities, or other property, or (b) any exchange of the all of the Units of the Company for cash, securities, or other property pursuant to a unit exchange transaction.

"Requisite Management Members" means Members holding at least a majority of the Class A Units then outstanding.

"Requisite Members" means Members holding at least a majority of the Units then outstanding, including all of the (i) Class A Units, (ii) Class B Units and (iii) Class C Units, voting as a single class.

"Tax Matters Partner" has the meaning given in SECTION 4.6(a).

"Transfer" means any act by a Member to sell, assign, transfer, offer to transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate all or any part of his, her or its Interest.

"Transfer Units" means (i) in the case of a Voluntary Transfer, the Units which are subject to the Voluntary Transfer, (ii) in the case of an Involuntary Transfer, the Units which are subject to the Involuntary Transfer, (iii) in the case of the death of a Member, all of the Units of the Deceased Member and those held by any Affiliates of such Member and any Units held by any Permitted Transferees of the Member, and (iv) following the Disassociation of a Member, all of the Units of the Disassociating Member and those held by any Affiliates of such Member and any Units held by any Permitted Transferees of the Disassociating Member.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time-to-time, and any successor provisions.

"Unit" has the meaning given in SECTION 3.3.

"Unvested Unit" means any Units issued to an Obligated Member that are listed as Unvested Units on EXHIBIT A and that have not vested in accordance with the schedule set forth on EXHIBIT A.

"Vested Unit" means any Units owned by an Obligated Member other than Unvested Units.

"Voluntary Transfer" means the voluntary Transfer by a Member of all or any portion of the Units of the Member.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1. Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Idaho of the Certificate of Organization. This Agreement shall be effective as of the date hereof. The name of the Company shall be ScreenDoor GreenHouse LLC, or such other name as the Board of Managers may from time to time hereafter designate in accordance with this Agreement and the Act. The Board of Managers shall cause to be executed and filed such further certificates, notices, statements or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Board of Managers desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

SECTION 2.2. Purpose of the Company. The purpose of the Company shall be to engage in any lawful business, act or activity permitted by the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act, by any other law or by this Agreement (if not prohibited by the Act), together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

SECTION 2.3. Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Idaho as the Board of Managers may designate from time to time. The address of the registered office of the Company in Idaho is 273 Birch Banks, Sagle, Idaho 83860. The name of its registered agent at such address is Jason Giddings.

SECTION 2.4. Term. The term of the Company commenced on the date its Certificate of Organization was filed with the office of the Secretary of State of the State of Idaho and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5. Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company. Notwithstanding any provision of this Agreement to the contrary, any Member, at its sole and absolute discretion, may guarantee all or any portion of any debt, obligation or liability of the Company; provided, however, that unless set forth here unto the contrary, such guaranty(ies) shall not be deemed a capital contribution to the Company.

SECTION 2.6. Other Ventures; Time and Attention. The Members, Managers, and officers may, during the term of the Company, engage in and possess an interest for their respective accounts in other business ventures of every nature and description, independently or with others, and neither the Company nor any Member shall have any right in or to said independent ventures or any income or profits derived from said independent ventures. No Member, Manager or officer shall be required to devote his, her or its full business time and attention to the affairs of the

Company, unless such Person expressly agrees otherwise in this Agreement or another written agreement.

ARTICLE III
CAPITAL; UNITS

SECTION 3.1. Capital.

(a) Capital Contributions. Each Member has contributed to the Company the monies or property set forth opposite the Member's name on attached EXHIBIT A as such Member's initial capital contribution to the Company. Each Member has entered into a Unit Subscription Agreement with the Company, pursuant to which such Member has agreed to make such capital contribution in exchange for the issuance of the number of Class A Units, Class B Units, and/or Class C Units, as applicable, set forth opposite such Member's name on EXHIBIT A. EXHIBIT A shall also be deemed to include any list of CrowdFunding Members (including amounts paid) kept by a crowdfunding portal on behalf of Company, and any amount paid by such CrowdFunding Members shall be included in their Capital Accounts, without deduction for any perks received by such CrowdFunding Members, which shall be considered *de minimis* except as required by law.

(b) Capital Accounts. A separate capital account ("Capital Account") shall be maintained for each Member in accordance with Section 704(b) of the Code, and the Treasury Regulations promulgated thereunder, including, without limitation, Treasury Regulations Section 1.704-1(b)(2)(iv).

(c) Changes to Capital Accounts. The Capital Account for each Member shall consist of the Member's initial capital contribution, increased by any additional capital contributions made by the Member, by the Member's share of Company profits and by the amount of any Company liabilities which the Member is deemed to assume or which are secured by any Company property distributed to the Member, and decreased by the Member's share of Company losses, by any distributions to the Member and by the amount of any liabilities of the Member which the Company is deemed to assume or which are secured by property contributed by the Member to the Company. For purposes of this Agreement, as indicated above, the initial capital contribution of each Member shall be the dollar value set forth opposite the Member's name on attached EXHIBIT A. A transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d) No Interest on Capital Contributions. No interest shall be paid on the initial capital contributions or on any subsequent capital contributions. Any amount distributed pursuant to ARTICLE V of this Agreement shall not constitute a guaranteed payment within the meaning of Code Section 707(c).

(e) Additional Capital Contributions. No additional capital contributions shall be required over and above those specifically referred to in SECTIONS 3.1(a) through 3.1(c) above unless unanimously agreed upon by all Members at a meeting of the Members called for such purpose and unless all Members unanimously participate in and make such additional contributions in accordance with their respective percentage Interest.

(f) Creditors. A creditor who makes a nonrecourse loan to the Company shall not have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Company other than as a creditor.

SECTION 3.2. Return of Capital. No Member shall be entitled to have any Capital Contribution returned to such Member or to receive any distribution from the Company upon withdrawal or otherwise, except in accordance with the express provisions of this Agreement. No unreturned Capital Contribution shall be deemed or considered to be a liability of the Company or any Member. No Member shall be required to contribute any cash or property to the Company to enable the Company to return any Member's Capital Contribution.

SECTION 3.3. Units. Limited liability company interests (as such term is defined in Section 18-101(8) of the Act) in the Company held by the Members shall be represented by "Units".

(a) Classes of Units. The number of Units that the Company is authorized to issue is Three Million Four Hundred Thousand (3,400,000) Units, of which Two Million (2,000,000) Units shall be designated "Class A Units", One Million (1,000,000) Units shall be designated as "Class B Units," and Four Hundred Thousand (400,000) Units shall be designated as Class C Units. Class A Units shall be management units with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in this Agreement. Class B Units shall be non-voting Units. Class C Units shall be Profits Interests which shall have the same voting rights as the Class B Units. The number of Units that the Company is authorized to issue may be increased or decreased from time to time (but not below the number of Units then outstanding, unless in connection with a combination of outstanding Units), and the designation of Units as Class A Units or Class B Units or Class C Units may be changed, or Units may be designated as other classes, by a vote of the Requisite Management Members or a written consent or amendment to this Agreement executed by the Requisite Management Members.

(b) Unvested Units. Any of the classes of Units issued by the Company may be Unvested Units subject to a vesting schedule. The Company may discontinue the relationship of the Obligated Member of providing services to the Company at any time by giving notice to the Obligated Member of such termination (the "Termination Notice"). All Class B and Class C Units of an Obligated Member that have not vested as of the date of the Termination Notice shall be purchased by the Company at a price of $1 per Unit. In the event of a Reorganization Event, all Unvested Units shall immediately vest.

SECTION 3.4. Issuance of Additional Units; Preemptive Rights.

(a) Issuance of Additional Units. Additional members may be admitted to the Company as Members, and Units (or options, warrants or other rights to acquire Units) may be issued to those persons, upon the majority vote of the Board of Managers. Any admission of an additional member is effective only after such new member has executed a counterpart to or an agreement to be bound unconditionally to this Agreement. Further, the Board of Managers may accept capital contributions from current members in such amounts, and in consideration for the issuance of such additional Units, as the Board of Managers in its discretion may determine appropriate, subject to compliance with all requirements under the Act which relate to the acceptance of capital contributions and the issuance of additional Units in the Company. Upon receipt of such undertaking by the Company and receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and listed as such on the books and records of the Company, including with respect to Class B Units a list kept by an online CrowdFunding portal, and thereupon shall be issued its Units. Upon the issuance of Units to any Member, the Board of Managers shall adjust EXHIBIT A to reflect the issuance of Units to such Members, and the percentage Interests of all other Members shall be reduced on a proportionate basis in an aggregate amount equal to the percentage Interest of such additional Member. The Board of Managers may establish an equity incentive plan and reserve Units for issuance thereunder pursuant to the grant of options, restricted Unit awards and other Unit-based awards granted under such plan to the Company's officers, Managers, employees, consultants and advisors.

(b) Preemptive Rights. Subject to the terms and conditions of this SECTION 3.4(b) and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each holder of Class A Units then outstanding (each, an "Eligible Holder"). Class B Units and Class C Units have no such rights.

(i) The Company shall give notice (the "Offer Notice") to each Eligible Holder, stating (A) its bona fide intention to offer such New Securities, (B) the number of such New Securities to be offered, and (C) the price and terms, if any, upon which it proposes to offer such New Securities.

(ii) By notification to the Company within twenty (20) days after the Offer Notice is given, each Eligible Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Units issued and held by such Eligible Holder bears to the total Units then outstanding (assuming full conversion and/or exercise, as applicable, of all outstanding Convertible Securities).

(iii) At the expiration of such twenty (20) day period, the Company shall promptly notify each Eligible Holder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Holder") of any other Eligible Holder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Holder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Holders were entitled to subscribe but that were not subscribed for by the Eligible Holders which is equal to the proportion that the Units issued and held by such

Fully Exercising Holder bears to the Units issued and held by all Fully Exercising Units who wish to purchase such unsubscribed shares.

(iv) The closing of any sale pursuant to this SECTION 3.4(b) shall occur within the later of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to SECTION 3.4(b)(i).

(v) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in this SECTION 3.4(b), the Company may, during the one hundred twenty (120) day period following the expiration of the periods provided in SECTION 3.4(b)(iv), offer and sell the remaining unsubscribed portion of such New Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Eligible Holders in accordance with this SECTION 3.4(b).

(vi) The Company's compliance with the provisions of this SECTION 3.4(b) may be waived by the affirmative vote or the written consent of Eligible Holders holding at least a majority of the Units held by all Eligible Holders.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1. General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each Fiscal Year of the Company will be allocated to the Members in accordance with their respective Pro Rata Percentages.

SECTION 4.2. Special Allocations. Notwithstanding anything to the contrary in SECTION 4.1, the following special allocations will apply:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this ARTICLE IV, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This SECTION 4.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this SECTION 4.2(b), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704(j)(2). This SECTION 4.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such adjustments, allocations, or distributions as quickly as possible. This SECTION 4.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(d) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for in this ARTICLE IV (other than SECTION 4.2(c)) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(e) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in accordance with the Members' respective percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-l(e) and 1.1250-l(f).

(h) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this SECTION 4.2(h), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this SECTION 4.2(h)).

(i) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations.

SECTION 4.3. Tax Allocations.

(a) General. Except as otherwise provided in SECTION 4.3(b), as of the end of each Fiscal Year, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this ARTICLE IV.

(b) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board of Managers in a manner that reasonably reflects the purpose and intention of this Agreement.

SECTION 4.4. Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.5. Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year unless otherwise determined by the Board of Managers (the "Fiscal Year").

SECTION 4.6. Tax Returns and Information.

(a) Tax Matters Partner. Jason Giddings shall act as the Tax Matters Partner for the Company (the "Tax Matters Partner") in accordance with the definition of "tax matters partner" set forth in Code Section 6231. The Tax Matters Partner shall not be liable to the Company or any Member for any act or omission taken or suffered by it in such capacity in good faith and in the belief that such act or omission is in or is not opposed to the best interests of the Company and shall be indemnified by the Company in respect of any claim based upon such act or omission; provided, however, that such act or omission is not in violation of this Agreement and does not constitute gross negligence, fraud or a willful violation of law. The Tax Matters Partner shall inform all other Members of all material tax matters which may come to its attention in its capacity as tax matters partner by giving the Members notice thereof within ten (10) days after becoming so informed. All expenses and costs of the Tax Matters Partner shall be borne by the Company.

(b) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an interest in the Company permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the bases of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(c) Form K-1. The Company shall furnish to each Member (i) as soon as reasonably possible after the close of each Fiscal Year such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Form K-1 by March 1 following the close of the Fiscal Year, the Company shall use its best efforts to provide a requesting Member with a good faith estimate of such information) and (ii) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

ARTICLE V
FINANCE & DISTRIBUTIONS

SECTION 5.1. Non-liquidating Distributions. The Board of Managers, in its sole discretion, shall determine the amount of cash or other property available for distribution to Members and the timing of such distributions. Unless otherwise determined by the Board, distributions shall be made as follows:

(a) First, the advance distributions described in Section 5.3 hereof; and

(b) Second, to the Members of the Company, in accordance with their respective Pro Rata Percentages.

SECTION 5.2. Liquidating Distributions. Whether the distribution by the Company shall constitute a "liquidating distribution" shall be determined by the Board of Managers, in its sole and absolute discretion. In the event that a distribution is a liquidating distribution, the distribution shall be made and allocated among the Members as follows:

(a) Third Party Debts. To the extent available, proceeds shall be applied to the payment of debts and liabilities of the Company (including all expenses of the Company incident to its liquidation and all other debts and liabilities that the Company owes to the Members or any Affiliates of a Member).

(b) Reserves. To the extent available, proceeds shall be applied to the setting up of any reserves which are reasonably necessary for contingent, non-matured or unforeseen liabilities or obligations of the Company.

(c) Positive Capital Accounts. Distribution shall first be made to all Members with positive Capital Account balances (after such balances have been adjusted to reflect the allocation of Company profit or loss arising from such event), in proportion to and to the extent of such positive balances.

(d) Remaining Amounts. Distribution, if any, shall next be made to all Members of the Company in accordance with their respective Pro Rata Percentages.

SECTION 5.3. Tax Distributions. Notwithstanding the foregoing, to the extent that there is cash and property on hand, less a reasonable reserve for debts, loans (other than loans made by a Member), and liabilities due and payable, operations and contingencies, the Board of Managers shall authorize distributions to each Member at times and in amounts intended to assist each such Member in paying such Member's income tax liabilities for a Fiscal Year arising from the allocations made pursuant to Section 4.3 hereof. The amount distributable pursuant to this Section 5.3 shall be an amount which the Company determines will provide each such Member with sufficient funds to pay such Member's respective federal and state income tax liability for such Fiscal Year, as estimated by the Company. Any distributions made to a Member pursuant to this Section 5.3 and not recovered against other distributions payable to such Member shall constitute a debt of such Member to the Company payable upon dissolution of the Company or such earlier time as the Member ceases to be a Member of the Company.

SECTION 5.4. Restoration of Deficit Capital Accounts. A Member with a deficit balance in its Capital Account after all the allocations and distributions pursuant to SECTIONS 4 and 5 of this Agreement have been made upon liquidation of the Company or its percentage Interest shall not be obligated to contribute property or cash to the Company in order to restore such deficit Capital Account balance.

SECTION 5.5. Amounts Withheld. The Company is authorized to withhold from distributions made to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law.

ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY

SECTION 6.1. Manager and Board of Managers.

(a) General. Initially, Jason Giddings shall be the sole Manager of the Company. If additional individuals become Members of Class A, then subject to the provisions of the Certificate of Organization and this Agreement relating to actions required to be approved by the Members, the business and affairs of the Company shall be managed by or under the direction of the Board of Managers of the Company (the "Board of Managers" and each member thereof shall be referred to as a "Manager"). Each Manager is hereby designated as a "manager" within the meaning of Section 18-101(10) of the Act. The Board of Managers may delegate the day-to-day operations of the business of the Company to officers appointed pursuant to SECTION 6.2; provided, however, that the business and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Board of Managers.

(b) Composition of the Board.

(i) Number of Managers. The Company's Board of Managers shall consist of the number of persons fixed from time to time by vote or written consent of the Requisite Management Members.

(ii) Election of Managers. Each Member holding Class A Units (other than the Members designated "Central Bank Custodian") shall have the right to nominate and elect one (1) Manager. Each Member agrees to vote such Member's Units in favor of the nominee so designated in accord with the foregoing sentences and each Member shall take no action to prevent the individual so nominated from being elected to the Board of Managers of the Company. All Managers in excess of the number of Managers required to satisfy the rights of Members to elect managers pursuant to this SECTION 6.1(b)(ii) shall be elected by the vote or written consent of the Requisite Management Members. Initially, no additional Managers are necessary.

(iii) Removal; Vacancies. A Manager appointed by a Member pursuant to SECTION 6.1(b)(ii) may be removed by the Member who appointed such

Manager at any time and for any reason. Any Manager not appointed by a Member pursuant to SECTION 6.1(b)(ii) may be removed by the vote or written consent of the Requisite Management Members. Vacancies on the Board of Managers occurring as a result of the resignation, death, disability or removal of a Manager nominated by a Member pursuant to SECTION 6.1(b)(ii) shall be filled as designated by such Member. Any other vacancy shall be filled by the vote or written consent of the Requisite Management Members.

(iv) Special Advisors to the Board of Managers. The Board of Managers shall appoint Special Advisors (non-voting) as needed. Special Advisors may include current unit holders (any Class), and/or key employees, or Officers. It is anticipated that Special Advisors will not be paid for their services, unless approved by the Board of Managers.

(c) Voting. Each Manager of the Board of Managers shall have one (1) vote for each Unit having voting rights registered in the name of the Member that appointed him, her or it to the Board of Managers, on the books of the Company. All questions at a meeting shall be decided by a majority vote of the number of Units represented at the meeting at the time of the vote except where otherwise required by the Act or this Agreement. No Member shall have any cumulative voting rights..

(d) Regular and Annual Meetings; Notice. Regular meetings of the Board of Managers shall be held at such time and at such place as the Board of Managers may from time to time prescribe. Notice of any regular meeting shall be provided to each Manager in the manner consistent with the notice requirements set forth in SECTION 6.1(e). There shall be distributed to each Manager no later than two (2) days in advance of each meeting the materials to be acted upon at the meeting.

(e) Special Meetings; Notice. Special meetings of the Board of Managers may be called by any Manager specifying the matter or matters appropriate for action at such a meeting that are proposed to be presented at the meeting. Any such meeting shall be held at such time and at such place, within or without the State of Idaho. Notice of such meeting stating the date, time and place thereof and the principal purpose or purposes of the meeting shall be given by mail, telephone, other electronic transmission or personally. If by mail, such notice shall be given not less than five (5) days before the meeting; and if by telephone, other electronic transmission or personally, not less than two (2) days before the meeting. Notice of any meeting of the Board of Managers need not be given to a Manager, however, if waived by the Manager in writing before or after such meeting or if the Manager shall be present at the meeting, except when the Manager attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not called or convened in accordance with this Agreement.

(f) Telephone Meetings. The Managers may participate in and hold meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in any such meeting will constitute presence in person at such meeting, except where a person participates in such meeting for the express purpose of objecting to the transaction of any business on the ground that such meeting is not called or convened in accordance with this Agreement.

(g) Written Consent. Any action otherwise required to be taken at a meeting of the Managers may be taken by a written consent signed by all of the Managers.

SECTION 6.2. Officers.

(a) General. The Board of Managers may, but need not, appoint one or more officers of the Company which may include, but shall not be limited to, chief executive officer, chief operating officer, president, one or more executive vice presidents or vice presidents, secretary, treasurer or chief financial officer, and such other officers as deemed necessary by the Board of Managers. The Board of Managers may delegate its day-to-day management responsibilities to any such officers, and such officers shall have the authority to contract for, negotiate on behalf of and otherwise represent the interests of the Company as authorized by the Board of Managers. Each officer shall perform such duties and have such powers as the Board of Managers shall designate from time to time. Each officer shall hold office at the pleasure of the Board of Managers and until his or her successor shall have been duly elected and qualified, unless sooner removed. Any individual may hold any number of offices.

(b) Duties and Powers of the Chief Executive Officer. Subject to the control of the Board of Managers, the chief executive officer shall have general and active management authority over the business of the Company and shall see that all orders and resolutions of the Members and Board of Managers are carried into effect. He or she shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Managers or this Agreement. The chief executive officer may execute bonds, mortgages and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Managers to some other officer or agent of the Company. The initial chief executive officer shall be Jason Giddings.

(c) Duties and Powers of the President. Unless otherwise provided by resolution of the Board of Managers, the president shall be responsible for the administrative and financial operations of the Company as directed by the chief executive officer. The president also shall have the power to execute bonds, mortgages and other contracts binding the Company, except where the signing and execution thereof shall be expressly delegated by the Board of Managers to some other officer or agent of the Company. Initially, the office of president shall be held by Jason Giddings.

(d) Duties and Powers of the Chief Operating Officer. Unless otherwise provided by resolution of the Board of Managers, the chief operating officer shall have such powers and duties customarily vested in the chief operating officer of a corporation. In general, the chief operating officer shall have such powers and duties as are from time to time assigned to him or her by the chief executive officer or as the Board of Managers by resolution may from time to time prescribe.

(e) Duties and Powers of the Vice-President. The vice-president or executive vice-president, or if there shall be more than one, the vice-presidents or executive vice-presidents in the order determined by a resolution of the Board of Managers, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the Board of Managers by resolution may from time to time prescribe.

(f) Duties and Powers of the Secretary. The secretary shall attend all meetings of the Members and Board of Managers and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the Company, which may be maintained in either paper or electronic form. The secretary shall have the general duties, powers and responsibilities of a secretary of a corporation. The secretary shall perform such other duties and have such other powers as the Board of Managers shall designate from time to time. If the Board of Managers chooses to appoint an assistant secretary or assistant secretaries, the assistant secretaries, in the order of their seniority, in the absence, disability or inability to act as the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Board of Managers may from time to time prescribe. The initial secretary shall be Scott Earnshaw.

(g) Duties and Powers of the Chief Financial Officer/Treasurer. The chief financial officer/treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and interests in the Company. The books of account shall at all reasonable times be open to inspection by the Board of Managers. The chief financial officer/treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Board of Managers. The chief financial officer/treasurer shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company. If the Board of Managers chooses to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability or inability to act of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform such other duties as the Board of Managers shall from time to time prescribe.

(h) Other Officers. The Managers may from time to time appoint other officers, such as a Chief Technology Officer and/or Chief Science Officer.

SECTION 6.3. Member Powers, Rights and Meetings.

(a) Authority of the Members.

(i) Except as otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or to assume any obligations or responsibility on behalf of, or to bind any other Member or the Company. Each of the Members agrees that it shall not represent to any third party with whom such

Member is in contact concerning the affairs or the business of the Company that such Member has any authority to act for, or to assume any obligations or responsibilities on behalf of, the Company unless expressly authorized by the Board of Managers.

(ii) Neither the Board of Managers, nor any individual Manager nor any officer of the Company, shall undertake any of the following actions without first receiving the affirmative vote of the Requisite Management Members:

(A) (1) Incur indebtedness for borrowed money in excess of $250,000, (2) incur trade credit in excess of $250,000 from any single trade creditor, (3) guarantee the obligations of any third party, including, without limitation, any subsidiary of the Company, or (4) subject any assets of the Company or any of its subsidiaries to any lien, pledge, charge, mortgage, security interest or other encumbrance;

(B) Cause the dissolution, liquidation or winding up of the Company;

(C) Form any subsidiary of the Company or cause the dissolution, liquidation or winding up of any subsidiary of the Company;

(D) Dispose of any part of the Company's or any of its subsidiary's assets not in the ordinary course of business;

(E) Change the nature of the principal business of the Company;

(F) File a petition in bankruptcy, seek the appointment of a receiver or a trustee or enter into an arrangement in the nature of a bankruptcy, reorganization or composition for the benefit of creditors among the Company's or any of its subsidiaries' creditors;

(G) Enter into, on behalf of the Company or any of its subsidiaries, any transaction constituting a "reorganization" within the meaning of the Code;

(H) Merge the Company or any of its subsidiaries with or into any other entity or otherwise cause any similar entity reorganization or restructuring of the Company or any of its subsidiaries;

(I) Authorize additional Units; or

(J) Do any act in material conflict with the Company's business or which would make it impossible to carry on such business.

(iii) Neither the Board of Managers, nor any individual Manager nor any officer of the Company, shall undertake any of the following actions without first receiving the unanimous approval of the holders of Class A Units:

(A) Adversely change or alter the rights of the Class A Unit holders;

(B) Authorize additional Units;

(C) Authorize a new series of Units having rights senior to or in parity with existing Class A Units;

(D) Redeem or repurchase any Units (other than pursuant to employee or consultant agreements or otherwise in accordance with this Agreement);

(E) Declare or pay any dividend or distribution;

(F) Change the number of members on the Board of Managers;

(G) Cause the dissolution, liquidation or winding up of the Company; or

(H) Make material changes to compensation for senior management, vice presidents or higher.

(b) Place and Time of Meetings. Meetings of the Members may be held at such place and at such time as may be designated by the Board of Managers. In the absence of a designation of place, meetings shall be held at the Company's principal office. In the absence of a designation of time, meetings shall be held at 10:00 a.m.

(c) Regular Meetings. Regular meetings of Members may be held on an annual or other less frequent periodic basis as may be determined by the Board of Managers.

(d) Special Meetings. Special meetings of the Members of Class A for any purpose or purposes may be called at any time and from time to time by the Board of Managers, and shall be called by the Board of Managers at the written demand of any Member holding at least twenty-five percent (25%) of the outstanding Units. Such demand shall state the purpose or purposes of the proposed meeting. Within ten (10) days after receiving a proper demand to call a meeting, the Board of Managers shall cause a meeting to be duly called on a Business Day determined by the Board of Managers within fifteen (15) days after the date of receipt of such request. Business transacted at any special meeting shall be limited to the purpose or purposes stated in the demand.

(e) Notices of Meetings. A written notice of each regular and/or special meeting of Members shall be given not less than five (5) nor more than sixty (60) days before the date of such meeting to each Member. Every notice of a meeting of Members shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

(f) Waiver of Notice. Notice of any regular or special meeting may be waived either before, at or after such meeting in writing signed by the Member entitled to the notice. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

(g) Quorum; Adjourned Meetings. The presence, in person or by proxy, of the Members who hold a majority of the Units held by the Members of Class A shall constitute a quorum for the transaction of business at any regular or special meeting of the Members. If a quorum is not present at a meeting, the Members present shall adjourn to such day as they shall agree upon by a vote of the Members present who hold a majority of the Units held by the Members who are then present. Notice of any adjourned meeting need not be given if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present, the Members may continue to transact business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum.

(h) Conference Communications. To the fullest extent permitted under the Act, one or more Member(s) may participate in a meeting by any means of communication through which all Members participating in the meeting may simultaneously hear each other during the meeting. For the purposes of establishing a quorum and taking any action at the meeting, Members participating pursuant to this SECTION 6.3(h) shall be deemed present in person at the meeting, and the place of the meeting shall be the place of origination of the conference telephone conversation or other comparable communication technique.

(i) Voting. Each Member of Class A shall have one (1) vote for each Unit having voting rights registered in his, her or its name on the books of the Company. All questions at a meeting shall be decided by a majority vote of the number of Units represented at the meeting at the time of the vote except where otherwise required by the Act or this Agreement. No Member shall have any cumulative voting rights.

(j) Written Action. Any action that may be taken at a meeting of the Members may be taken without a meeting if done in writing and signed by the Requisite Management Members, provided that prompt written notice of the action so taken is delivered to the Members who did not sign such writing.

(k) Information Rights. The Company will share with the Unit holders, (i) audited annual financial statements no later than 90 days after the end of each Fiscal Year, (ii) unaudited quarterly financial statements no later than 45 days after the end of each calendar quarter and a comparison of such quarter's results with the results projected by the Company’s annual budget, and (ii) an annual budget for the upcoming fiscal year promptly following approval by the Board of Managers. The obligation of the Company to furnish such information will terminate at the earliest of such time as the Company consummates an initial public offering, becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or the closing of a change of control. Furthermore, the Company shall in good faith respond to periodic requests from the holders of Class A Units for periodic updates of Company operations.

ARTICLE VII
INDEMNIFICATION

SECTION 7.1. General.

(a) To the fullest extent permitted by law, the Company shall indemnify, hold harmless and defend each Indemnitee from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company if the Indemnitee's conduct:

(i) Was not a breach of the Indemnitee's duty of loyalty to the Company or the Members,

(ii) Did not include acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, and

(iii) Did not include any transaction from which the Indemnitee derived an improper personal benefit.

(b) An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Company has agreed in writing to pay such fees and expenses, or (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above. It is understood, however, that the Company shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such Indemnitees having actual or potential differing interests with the Company, unless but only to the extent the Indemnitees have actual or potential differing interests with each other.

(c) To the fullest extent permitted by law and subject to SECTION 7.1(b), expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this ARTICLE VII shall, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this ARTICLE VII. An Indemnitee shall not be denied indemnification in whole or in part under this ARTICLE VII merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in SECTION 7.1(a).

SECTION 7.2. No Member Liability. Any indemnification provided under this ARTICLE 7 shall be satisfied solely out of assets of the Company, as an expense of the Company. No Member shall be subject to personal liability by reason of these indemnification provisions.

SECTION 7.3. Settlements. The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

SECTION 7.4. Amendments. Any amendment of this ARTICLE VII shall not adversely affect any right or protection of an Indemnitee who was serving at the time of such amendment or repeal, and such rights and protections shall survive such amendment or repeal with respect to events that occurred before such amendment or repeal.

ARTICLE VIII
TRANSFER OF A MEMBER'S INTEREST

SECTION 8.1. Restrictions.

(a) In General. Except as otherwise expressly provided or permitted by this Agreement or in a subscription agreement related to Class B Units, no Member may Transfer or suffer a Disposition of any number of the Units of the Member. Any Disposition which is not made pursuant to and in accordance with the terms and conditions of this Agreement or such subscription agreement shall be void and of no effect and shall vest no right, title or interest in the transferee. Each Member acknowledges that any Disposition of any portion of his, her or its Units may be subject to additional terms and restrictions imposed by the Company's lender(s), and each Member agrees to abide by all such terms and restrictions and to reimburse the Company for (or pay directly to the lender(s)) any costs or fees charged by such lender(s) in connection with a Disposition.

(b) Securities Law Matters. Without limiting any provision of this ARTICLE 8, and in addition to any restrictions set forth herein, each Member hereby represents, warrants and covenants as follows with respect to all Units acquired by such Member as of the date of this Agreement or from time to time hereafter:

(i) The Member is acquiring such Units for the Member's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Units in violation of the Securities Act of 1933 (the "Securities Act"), or any rule or regulation under the Securities Act.

(ii) The Member has had such opportunity as the Member has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Member to evaluate the merits and risks of the Member's investment in the Company.

(iii) The Member has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Units and to make an informed investment decision with respect to such purchase.

(iv) The Member can afford a complete loss of the value of the Units and is able to bear the economic risk of holding such Units for an indefinite period.

(v) The Member understands that (i) the Units have not been registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act, (ii) the Units cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 or otherwise may not be available for at least six months and even then will not be available unless a public market then exists for the Units, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any Units and the Company has no obligation or current intention to register the Units under the Securities Act.

(vi) A legend substantially in the following form will be placed on the certificate, if any, representing the Units, and the Member agrees to the conditions set forth in such legend:

> "The Units represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the company to the effect that such registration is not required."

(vii) In addition, with respect to Units issued to Class B CrowdFunding Members, the Member understands that he is limited by the CrowdFunding Laws in the amount he can purchase, based on his income, and he represents and warrants that his purchase of Units do not violate any applicable provision of federal law. The Member also understands that he is not allowed under the CrowdFunding Laws to sell the Units for at least one year after purchase, and acknowledges that, even after the time restrictions have expired, the market for Units sold under CrowdFunding Laws is limited and may not exist at all. With respect to these provisions, the Member agrees to indemnify and hold harmless Company from and against any claim that the Member has violated any provision of federal or state law with respect to crowdfunding activities. CrowdFunding Member also acknowledges that a legend substantially in the following form will be placed on the certificate, if any, representing the CrowdFunding Units:

> "THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE

SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SECTION 8.2. Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, subject to the satisfaction of the additional conditions specified in this SECTION 8.2, the following Transfers are hereby specifically permitted, will not require the advance written consent of the Members or the Board of Managers, and will not trigger or create purchase options or other options or obligations under this Agreement (collectively, "Permitted Transfers"):

(a) Pledges. The pledge of Units by a Member is permitted provided that, in addition to the other requirements specified herein, the pledgee acknowledges in writing that the pledged Units (including any rights or interest the pledgee may have or may acquire with respect to the Units) are subject to all terms and provisions of this Agreement, including the provisions relating to Purchase Option Events under SECTION 8.4 hereof.

(b) Permitted Transferees. Transfers of some or all of the Units by a Member to or from their respective Permitted Transferees (as such term is defined below) and between or among their respective Permitted Transferees or between Members and the Company are hereby specifically permitted, will not require the advance written consent of the Members or the Board of Managers and will not trigger or create any purchase options or other options or obligations under this Agreement. For purposes of this Agreement, "Permitted Transferee" means, if such Member is an individual, (i) any Member's and/or his or her spouse's children, stepchildren, grandchildren, step-grandchildren and other issue, and (ii) any entity controlled by the Member (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or the manager or managers of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of fifty percent (50%) or more of the equity interests in the specified Person; including, but not limited to, trusts where the beneficiaries of the trust consist of his or her spouse, children, stepchildren, grandchildren or step-grandchildren). For any Member that is not an individual, "Permitted Transferee" shall mean each Affiliate of a Member. In each such situation, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the Board of Managers: (i) a written agreement of the transferee, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Board of Managers may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (ii) if requested by the chief executive officer of the Company, an opinion of counsel, satisfactory in form and substance to the Board of Managers, that the Permitted Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; and (iii) as it relates to pledges of the Units by a Member, the above requirements shall be deemed satisfied to the extent that the pledgee commits to comply with the above requirements in the event that the pledgee shall ever foreclose on the pledged Units.

(c) Permitted Transfers of Class B. To the extent a crowdfunding platform makes the sale or other transfer of Class B Units available to CrowdFunding Members, the sale of Class B Units is permitted is permitted provided that, in addition to the other requirements specified herein, the purchaser acknowledges in writing that the purchased Units (including any rights or interest the purchaser may have or may acquire with respect to the Units) are subject to all terms and provisions of this Agreement, including the provisions relating to Purchase Option Events under SECTION 8.4 hereof.

SECTION 8.3. No Voluntary Transfers. Other than those transfers permitted pursuant to SECTION 8.2, no Member may affect a Voluntary Transfer of all or any portion of such Member's Units.

SECTION 8.4. Drag-Along.

(a) Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions (whether by purchase, exchange or merger) in which a Person, or a group of related Persons, acquires from Members Units representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Unit Sale"); or (b) a sale of all or substantially all of the Company's assets in a single transaction or a series of related transactions.

(b) Actions to be taken. In the event that (i) the Requisite Members (collectively, the "Electing Holders") and (ii) the Board of Managers approve a Sale of the Company in writing, specifying that this SECTION 8.4 shall apply to such transaction, then each Member and the Company hereby agree:

(i) if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction is a Unit Sale, to sell the same proportion of Units beneficially held by such Member as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Units, and, except as permitted in subsection (c), below, on the same terms and conditions as the Electing Holders;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this SECTION 8.4, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates (if any) duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units of the Company owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi) if the consideration to be paid in exchange for the Units pursuant to this SECTION 8.4 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (x) the appointment of such Member Representative, (y) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (z) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (B) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(c) Exceptions. Notwithstanding the foregoing, a Member will not be required to comply with SECTIONS 8.4(a) and (b) above in connection with any transaction covered by such provisions (a "Proposed Sale") unless:

(i) any representations and warranties to be made by such Member in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including but not limited to representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

(iii) the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Proposed Sale;

(iv) liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Proposed Sale in accordance with the provisions of this

Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Proposed Sale, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member;

(v) upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series, and (B) the aggregate consideration receivable by all holders of Units shall be allocated among such holders in accordance with the provisions of this Agreement in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for any such Units includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units held by such Member which would have otherwise been sold by such Member an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units; and

(vi) subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of Units, if any holders of any Units of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Units will be given the same option; provided, however, that nothing in this clause (f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's Members.

SECTION 8.5. Purchase Option Events.

(a) General. In the event of a Purchase Option Event, the Member whose Units are subject to such Purchase Option Event shall be required to send written notice to the Board of Managers and the Remaining Members describing in reasonable detail such Purchase Option Event, including the identity of the transferee and the circumstances of the Purchase Option Event (for example, foreclosure of pledge, divorce decree, etc.).

(b) Purchase Option. Upon the occurrence of a Purchase Option Event, the Remaining Members and the Company shall have the option, exercisable by written notice to the Offering Member or to his, her or its successor or legal representative, as appropriate, to purchase all or any portion of the Transfer Units of the Offering Member. The purchase price to be paid to the Offering Member shall be as set forth in SECTION 9.1 herein, and the payment terms shall be as set forth in SECTION 9.2 herein; provided however, that for purposes of establishing the purchase price to be paid for the Transfer Units, the following shall apply:

(i) Immediately upon occurrence of the Purchase Option Event, the parties shall commence the SECTION 9.1 process for determining the purchase price for the Transfer Units;

(ii) The "selling party" under SECTION 9.1 shall be the Offering Member, and the "purchasing party" under SECTION 9.1 shall be the Remaining Members or the Company; and

(iii) Decisions to be made by the purchasing party shall be as decided by those Remaining Members holding a majority of the Units held by all Remaining Members.

(c) First Option in Favor of the Remaining Members. The Remaining Members shall have the option, exercisable by written notice to the Offering Member or to his, her or its successor or legal representative, as appropriate, to purchase all or any number of the Transfer Units of the Offering Member. The option shall be exercisable at any time prior to thirty (30) days after determination of the purchase price within which to accept all or any number of the Transfer Units. Exercise of the option shall be made by written notice delivered to the Board of Managers and the Offering Member. Unless otherwise agreed among the Remaining Members, each Remaining Member may purchase that percentage of the Transfer Units which bears the same ratio as the Units of such Remaining Member bears to the Units of all Remaining Members. In the event that a Remaining Member does not purchase the full amount of the Transfer Units that such Remaining Member is entitled to purchase, the other Remaining Members may purchase the excess on a pro rata basis, and the 30-day period specified above shall be extended as necessary to accommodate this process.

(d) Second Option in Favor of the Company. There shall be a second option created in favor of the Company, which shall have a period of thirty (30) days from the expiration of the option described in SECTION 8.4(c) above, within which to acquire all or any number of the Units not purchased by the Remaining Members under SECTION 8.4(c) above. Exercise of the option shall be made by written notice delivered to the Offering Member.

(e) Failure to Exercise Option. Upon expiration of the option period provided to the Company under SECTION 8.4(d) above, if the purchase option has not been exercised, that number of the Transfer Units not elected to be purchased by the Remaining Members and the Company will occur, and such interest shall be Transferred in accordance with the provisions set forth in the Act and this Agreement. Additionally, the involuntary transferee shall be obligated to provide the following to the Board of Managers: (A) a written agreement of the involuntary transferee, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement and all other agreements applicable to the Members, which shall include an agreement by the involuntary transferee to execute any and all other documents that the Board of Managers may deem necessary or appropriate in order to effect and evidence such Transfer and to confirm that the involuntary transferee and the Transfer Units are subject to and bound by this Agreement; and (B) if requested by the chief executive officer of the Company, an opinion of counsel, satisfactory in form and substance to the Board of Managers, that the Involuntary Transfer will not terminate the Company or impair its ability to be taxed as a partnership and that the Involuntary Transfer constitutes an exempt transaction that does not require registration under applicable federal and state securities laws.

SECTION 8.6. Death. Upon the death of a Member (or in the case of an Affiliate of a Deceased Member, upon the death of such Deceased Member), the following shall occur:

(a) Option in Favor of Remaining Members. In the event of the death of a Member, such Deceased Member's death shall first create an option in favor of the Remaining Members, who shall have a period of thirty (30) days after determination of the purchase price within which to accept all or any number of the Transfer Units of the Deceased Member. Each Remaining Member must accept such offer to the extent of any life insurance proceeds received by the Remaining Member on the life of the Deceased Member which were obtained for the purpose of funding the purchase of the Transfer Units of the Deceased Member upon his or her death. Unless otherwise agreed among the Remaining Members, each Remaining Member may purchase that percentage of the Transfer Units which bears the same ratio as the Units of such Remaining Member bears to the Units of all Remaining Members. Acceptance shall be made by written notice delivered to the Deceased Member's legal representative, with a copy thereof to the Company. The purchase price and payment terms for the Deceased Member's Units shall be the purchase price and payment terms set forth in SECTION 9.1 and SECTION 9.2 herein.

(b) Second Option in Favor of the Company. There shall be a second option created in favor of the Company, which shall have a period of thirty (30) days from the expiration of the option described in SECTION 8.5(a) above, within which to acquire all of the Transfer Units not purchased by the Remaining Members under SECTION 8.5(a) above. Exercise of the option shall be made by written notice delivered to the Deceased Member's legal representative. The purchase price and payment terms for the Deceased Member's Transfer Units shall be the purchase price and payment terms set forth in SECTION 9.1 and SECTION 9.2 herein.

(c) Successor and Assigns. Absent exercise of the option pursuant to SECTIONS 8.5(a) and 8.5(b) above by all or a portion of the Remaining Members and the Company with respect to the all of the Transfer Units, any partial acceptance shall be invalid, the Affiliates and Permitted Transferees will be entitled to retain their Units, and the successors, heirs, devisees, legal representatives, guardians or assigns, as the case may be, of the Deceased Member shall succeed to the Transfer Units of the Deceased Member. The recipient(s) of all or any portion of the Deceased Member's Transfer Units shall become subject to the rights and obligations of a Member under this Agreement. Prior to the completion of any Transfer of the Deceased Member's Transfer Units pursuant to this SECTION 8.5, the transferee shall provide to the Board of Managers a written agreement, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement.

SECTION 8.7. Disassociation.

(a) Offer Created. Upon the Disassociation of a Member and annually thereafter for a period of thirty (30) days after the date in which the Company delivers to one or more Members Form 1065 (Schedule K-1) or any successor thereto, the Units owned by such Disassociating Member and the Units held by the Permitted Transferees of the Disassociating Member who received such Units from the Disassociating Member shall be deemed to be offered for sale to the Company.

(b) Acceptance of the Offer. The offer shall create an option in favor of the Company. The Company shall have until thirty (30) days after determination of the purchase price within which to exercise all or any portion of this option, it being expressly understood that fewer than all of the Transfer Units may be purchased. Exercise of the option shall be made by written notice delivered to the Disassociating Member.

(c) Failure to Exercise Option. Upon expiration of the option period provided to the Company under SECTION 8.6(b) above, any of the Transfer Units which has not been elected to be purchased by the Company shall be retained by the Disassociating Member, and the rights and interest of the Disassociating Member as they relate to the retained Transfer Units and the Company shall continue to be governed by and subject to all provisions of this Agreement.

SECTION 8.8. Closing Procedures. The closing of any purchase or sale of Units pursuant to this ARTICLE VIII shall take place within thirty (30) days following the last to expire applicable option period. The closing shall occur at the principal business office of the Company. At the closing, the selling party shall deliver to the purchasing party, in exchange for payment of the purchase price, a full and complete assignment of the Units to be purchased and sold, together with any other documents as may be reasonably required to Transfer full and complete title to the Units to the purchasing party, in form satisfactory to the purchasing party. The selling party shall warrant that the selling party has good title to, the right to possession of and the right to sell the Units and that the Units are transferred to the purchasing party free and clear of all pledges, liens, encumbrances, charges, proxies, restrictions, options, transfers and other adverse claims, except those as have been imposed by this Agreement. Each selling party shall further warrant that the selling party will indemnify and hold harmless the purchasing party for all costs, expenses and fees incurred in defending the title to and/or the right to possession of such Units.

SECTION 8.9. Guarantees. Notwithstanding anything in this Agreement to the contrary, coincident with closing on the purchase of all of the Units of a Member pursuant to the provisions of SECTION 8.5, the selling party (or Affiliates of such a Member who have personally guaranteed obligations in favor of the Company and who themselves no longer hold any Units of the Company) shall be released from any and all guaranties of the obligations of the Company.

The Company shall deliver, or cause to be delivered, documentation reasonably acceptable to the selling party or other personal guarantors, as applicable, to confirm this release.

SECTION 8.10. Sale of All Units. Any Member who makes a Disposition of all of the Units of such Member in accordance with the terms of this Agreement, or otherwise, shall no longer be a party to this Agreement and shall have no further rights or interests under this Agreement; provided, however, that a Member who makes a Disposition other than in compliance with the terms of this Agreement shall remain liable to the Company and the other Members for any damages resulting from such Transfer.

ARTICLE IX
PURCHASE PRICE; PAYMENT TERMS

SECTION 9.1. Purchase Price. Where any provision of this Agreement provides that the purchase price shall be determined by this SECTION 9.1, the purchase price shall be equal to the fair market value of the Units to be sold, determined in accordance with the following:

(a) Mutual Agreement. The selling party and the purchasing party shall, for a period of fifteen (15) days after the occurrence of the event which triggered the purchase option (except in the case of death, where such 15 day period shall commence upon the later to occur of (i) the appointment of the personal representative of the Deceased Member or (ii) sixty (60) days after the death of the Deceased Member), attempt to mutually agree upon the fair market value of the Units to be sold. If the selling party and the purchasing party are not able to agree within this fifteen (15) day period, fair market value shall be determined by appraisal.

(b) Appraisal. For a period of seven (7) days following expiration of the 15 day period specified in SECTION 9.1(a) above, the selling party and the purchasing party shall attempt to mutually agree upon an appraiser. If the parties agree upon the identity of the appraiser, the appraiser shall determine the fair market value of the Units to be sold, and the value determined by such appraiser shall be the purchase price. If the parties are not able to reach agreement within such 7 day period, each shall within seven (7) days thereafter identify an appraiser. If one party fails to identify an appraiser within such 7 day period, the appraiser identified by the other party shall determine the fair market value of the Units to be sold, and the value determined by such appraiser shall be the purchase price. If both parties identify an appraiser within such 7 day period, the two appraisers shall select a third appraiser and the third appraiser shall determine the fair market value of the Units to be sold. The value determined by such third appraiser shall be the purchase price. The costs and expense of the appraiser(s) shall be paid one-half by the selling party and one-half by the purchasing party.

(c) Involuntary Transfer. In the event the Units are the subject of a Involuntary Transfer, pursuant to SECTION 8.4 above, the fair market value of the Units to be sold shall equal the "book value" of the Units reflected on the books and records of the Company as of the date of the attempted Involuntary Transfer. If there is any disagreement as to the determination of "book value," such determination shall be made by the accounting firm regularly engaged by the Company, whose determination shall be final and binding on the parties absent fraud or gross negligence.

SECTION 9.2. Payment Terms. Unless otherwise agreed to by the parties, where any provision of this Agreement provides that the payment terms shall be as specified this SECTION 9.2, the purchase price shall be payable to the Offering Member or his, her or its successor or legal representative as follows:

(a) twenty percent (20%) of the purchase price shall be payable in cash or certified funds at the closing; and

(b) the balance of the purchase price will be represented by a promissory note bearing interest at an annual rate of interest equal to the then current Prime Rate (which rate shall thereafter be fixed for the term of the promissory note), and which promissory note will be payable in equal consecutive monthly installments sufficient to amortize all principal and interest thereunder over sixty (60) equal monthly payments.

ARTICLE X
DISSOLUTION AND LIQUIDATION

SECTION 10.1. Dissolution. The Company shall be dissolved upon the happening of any of the following events (each, a "Liquidating Event"):

(a) upon the election of the Board of Managers; or

(b) a judicial dissolution of the Company pursuant to Section 18-802 of the Act.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member shall cause the dissolution of the Company.

SECTION 10.2. Filing of Certificate of Cancellation. If the Company is dissolved, the Board of Managers shall promptly file a Certificate of Cancellation with the Secretary of State.

SECTION 10.3. Winding Up.

(a) Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of SECTION 10.3(b) below), and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. Any Person elected by the Members owning a majority-in-interest of the total Units (the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with ARTICLE V hereof.

(b) Notwithstanding the provisions of SECTION 10.3(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of SECTION 10.3(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt.

(c) As part of the liquidation and winding-up of the Company, the Liquidator may sell Company assets only with the consent of the Board of Managers, and solely on an "arm's-length" basis, at the best price and on the best terms and conditions as the Liquidator in good faith believes are reasonably available at the time.

(d) The Board of Managers shall not receive any additional compensation for any services performed pursuant to this ARTICLE X, but shall be reimbursed for any expenses incurred on behalf of the Company.

SECTION 10.4. Compliance with Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this ARTICLE X to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

SECTION 10.5. Indebtedness of Members. Notwithstanding the foregoing, if any Member shall be indebted to the Company, then until payment of such amount by him, her, or it, the Liquidator shall retain such Member's distributive share of the assets and apply such assets or the income therefrom to the liquidation of such indebtedness and the cost of holding such assets during the period of such liquidation. If such amount has not been paid or otherwise liquidated at the expiration of six (6) months after the date of dissolution of the Company, the Liquidator may sell the Units of such Member at a public or private sale at the best price immediately obtainable which shall be determined in the sole judgment of the Liquidator. The proceeds of such sale shall be applied to the liquidation of the amount then due under this ARTICLE X, and the balance of such proceeds, if any, shall be delivered to such Member.

SECTION 10.6. Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Contribution and shall have no right or power to demand or receive assets other than cash from the Company. Except as provided herein, no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions, or allocations, except as expressly provided in this Agreement.

SECTION 10.7. Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in SECTION 10.3 hereof, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in jurisdictions shall be canceled and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation and termination of the Company.

SECTION 10.8. Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to SECTION 10.3 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Members during the period of liquidation.

SECTION 10.9. Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification, and shall not be held harmless, where the claim, demand, liability, cost, damage or cause of action at issue arises out of:

(i) a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

(ii) the proven willful misconduct or gross negligence of the Liquidator.

SECTION 10.10. Waiver of Partition. Each Member hereby waives any right to partition of the Company property.

ARTICLE XI
MISCELLANEOUS

SECTION 11.1. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Idaho, without regard to the principles of conflicts of law. The laws of the State of Idaho shall be applied in construing the Agreement.

SECTION 11.2. Waiver of Jury Trial. THE COMPANY AND EACH MEMBER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 11.3. Amendments and Waivers. Except as otherwise expressly permitted herein, this Agreement may not be modified, altered, supplemented or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Requisite Management Members and, if required by law and then only to the extent so required, the holders of the majority of the Units. Notwithstanding the foregoing, the Board of Managers, without the consent or approval at any time of any Member (each Member, by acquiring its Unit(s), being deemed to consent to any such amendment), may amend any provision of this Agreement or the Certificate of Organization of the Company, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect:

(i) A change in the name of the Company or the location of the principal place of business of the Company;

(ii) The admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement;

(iii) A change that is necessary to qualify the Company as a limited liability company or a Company in which the Members have limited liability; and/or

(iv) A change that is:

(a) Of an inconsequential nature and does not adversely affect any Member in any material respect;

(b) Necessary or desirable to cure any ambiguity or to correct or supplement any provisions of this Agreement; or

(c) Required or specifically contemplated by this Agreement.

By an instrument in writing, the Company and the Members may waive compliance by the Company and any other Member with any provision of this Agreement; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure or with respect to the Company or a Member that has not executed and delivered any such waiver. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or at equity.

SECTION 11.4. Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by private courier, or by United States mail. Notices delivered by mail shall be deemed delivered five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by private carrier shall be deemed given on the business day following receipt (unless such day is a Saturday, Sunday or national holiday, in which case such notice shall be deemed given on the next business day); provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices to the Company shall be delivered to the following address and all notices to Members shall be delivered to the addresses set forth on EXHIBIT A (or at such other address for a party as shall be specified by like notice, except that notices after giving of which there is a designated period within which to perform an act and notices of changes of address shall be effective only upon receipt):

ScreenDoor GreenHouse LLC
273 Birch Banks Road
Sagle, ID 83860

Notice of change of address shall be effective only when done in accordance with this SECTION 11.4.

SECTION 11.5. Entire Agreement. This Agreement, together with (i) any Unit Subscription Agreement or Unit Award Agreement between the Company and any of the Members and (ii) any equity incentive plan established by the Board of Managers pursuant to SECTION 3.4 hereof any agreement evidencing any award thereunder, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof, except for contracts and agreements referred herein.

SECTION 11.6. No Agency. Except to the extent expressly provided herein, this Agreement shall not constitute an appointment of any of the Members as the legal representative or agent of any other Member, nor shall any Member have any right or authority to assume, create or incur in any manner any obligation or other liability of any kind, express or implied, against, or in the name or on behalf of, any other party.

SECTION 11.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 11.8. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.9. Headings; Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 11.10. Further Assurances. The Company and each Member shall execute and deliver such instruments and take such other actions as may be reasonably required in order to carry out the intent of this Agreement.

SECTION 11.11. Specific Performance. The Company and each of the Members acknowledges and agrees that in the event of any breach of this Agreement the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto will waive the defense in any action for specific performance that a remedy at law would be adequate and that the Company and the Members hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 11.12. Successors and Assigns. This Agreement shall be binding upon the transferees, successors, assigns and legal representatives of the parties to this Agreement.

SECTION 11.13. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 11.14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 11.15. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 11.16. Conversion to Corporation.

(a) In the event that the Board of Managers determines that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary or desirable, then the Board of Managers, subject to the affirmative vote or written consent of the Requisite Management Members, shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the Act, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of common stock of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Members (unless such opinion requirement is waived by each of such Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion").

(b) The Members shall receive shares of capital stock or other interests of such corporation or its subsidiaries (the "Surviving Corporation Shares") in exchange for their respective Units, having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board of Managers as a result of the Conversion to corporate form.

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board of Managers in connection with the Conversion and to cause the resulting corporation to be governed substantially as provided herein; provided, that such governance provisions and such Members' agreement shall terminate effective as of the initial public offering of the resulting corporation's common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended.

SECTION 11.17. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respects, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, the Company and each of the Members have caused this Limited Liability Company Agreement to be executed by their duly authorized representatives as of the day and year first written above.

THE COMPANY:

ScreenDoor GreenHouse LLC

By:____________________________
Name: Jason Giddings
Title: Chief Executive Officer

MEMBERS:

____
Jason Giddings

EXHIBIT A
SCHEDULE OF MEMBERS

With Units As If Fully Diluted

Member Name and Address	**Amount of Contribution**	**Class A Units**	**Class B Units**	**Class C Units**	**Percentage Interest**
Jason Giddings	$69,596.87	2,000,000			100%
CrowdFunding Members	Up to $107,000		Up to 107,000		Undetermined

Jason Giddings' contribution of $69,596.87 consists of the following: $100.00 cash to set up bank account, $120.00 filing fee with Idaho Secretary of State, $1,751.87 other expenses related to business set-up, $14,375 (115 hours at $125/hr) to build website, $15,000 (120 hours at $125/hr) to design prototype, $11,250 (90 hours at $125/hr) to build prototype, and $27,000 (216 hours at $125/hr) in business development